April 22, 2020

Mark Partin
Chief Financial Officer
Blackline, Inc.
21300 Victory Boulevard, 12th Floor
Woodland Hills, CA 91367

       Re: Blackline, Inc.
           Form 10-K for the Year Ended December 31, 2019
           Filed February 27, 2020
           File No. 001-37924

Dear Mr. Partin:

       We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Note 11. Income Taxes , page 84

1. Please provide additional context disclosing why the decrease in the tax valuation allowance was recorded through equity and advise us. Explain to us the nature of this adjustment and your basis for recording it under GAAP. Also tell us how you recorded the adjustment in your financial statements and why it does not appear on your
      Consolidated Statements of Stockholders' Equity.
 Mark Partin
Blackline, Inc.
April 22, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMark Partin                             Sincerely,
Comapany NameBlackline, Inc.
                                                          Division of
Corporation Finance
April 22, 2020 Page 2                                     Office of Technology
FirstName LastName